UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)

MOBILE INTEGRATED SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

607397 106

(CUSIP Number)

July 3, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607397 106

(1) Names of reporting persons.

1476448 Ontario Inc.

I.R.S. Identification Nos. of above persons (entities only): N/A

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐        (b) ☐

(3) SEC use only.

(4) Citizenship or place of organization.

Ontario, Canada

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power: 17,826,350

(6) Shared voting power: N/A

(7) Sole dispositive power: 17,826,350

(8) Shared dispositive power: N/A

(9) Aggregate amount beneficially owned by each reporting person.

17,826,350

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐

(11) Percent of class represented by amount in Row (9).

11.7%*

(12) Type of reporting person (see instructions).

CO

*Calculated on the basis of 152,379,630 outstanding shares of Mobile Integrated Systems, Inc. (referred to herein as the “Company”) as confirmed by the Company on September 28, 2012.

Item 1.
(a)	Name of Issuer: This Schedule 13D relates to 17,826,350 shares of the common stock of the Company owned by 1476448 Ontario Inc.
(b)	Address of Issuer’s Principal Executive Offices: The Company’s principal executive offices are located at 25 Adelaide Street East, Suite 502, Toronto, Canada M5C3A1

Item 2.
(a)	Name of Person Filing: 1476448 Ontario Inc.
(b)	Address of Principal Business Office: 1476448 Ontario Inc.: c/o Mobile Integrated Systems, Inc., 25 Adelaide Street East, Suite 502, Toronto, Canada M5C3A1.
(c)	Citizenship: Ontario, Canada.
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 607397 106

Item 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with Sections 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

(a) Amount beneficially owned: 17,826,350

(b) Percent of Class: 11.7%*

(c) Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote: 17,826,350

(ii)  Shared power to vote or to direct the vote: N/A

(iii) Sole power to dispose or to direct the disposition of: 17,826,350

(iv) Shared power to dispose or to direct the disposition of: N/A

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.    Identification and Classification of Members of the Group.

Not Applicable

Item 9.    Notice of Dissolution of Group.

Not Applicable

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2012

1476448 Ontario Inc.

By:	/s/ Joseph Ertel
	Name:	Joseph Ertel
	Title:	Chief Executive Officer